EXHIBIT 99.1

Osisko Announces Preliminary Q2 2023 Deliveries and Provides Company Update

MONTREAL, July 06, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to provide an update on its second quarter 2023 deliveries, revenues, cash margin and recent asset advancements. All monetary amounts included in this report are expressed in Canadian dollars, unless otherwise noted.

PRELIMINARY Q2 2023 RESULTS

Osisko earned approximately 24,645 attributable gold equivalent ounces1 (“GEOs”) in the second quarter of 2023, including 1,527 GEOs earned from the recently acquired CSA silver stream, for which revenues are expected to be recognized in the third quarter of 2023.

Osisko recorded preliminary revenues from royalties and streams of $60.5 million during the second quarter and preliminary cost of sales (excluding depletion) of $4.3 million, resulting in a quarterly cash margin2 of approximately $56.2 million (or 93%).

Paul Martin, Interim CEO of Osisko, commented: “It is a privilege to be granted the opportunity to become Interim CEO of Osisko, a leading royalty company with an exceptional portfolio of assets. I look forward to overseeing management’s continued execution of its successful strategy of originating and delivering high quality royalty and streaming transactions while the board continues its search for the next leader of the company.”

Osisko will provide full production and financial details with the release of its second quarter 2023 results after market close on Wednesday, August 9th, 2023 followed by a conference call on Thursday, August 10th at 10am ET. More details are provided at the end of this release.

PORTFOLIO UPDATE

Canadian Malartic Mine Life Extension and Update (5% NSR royalty on open pit and 3-5% NSR royalty on underground)

On June 30th, Agnico Eagle Mines Limited (“Agnico Eagle”) provided results from an internal study on the Odyssey underground mine (the “2023 Study”) and exploration results from the Canadian Malartic Complex. The 2023 Study highlighted a 23% increase in life-of-mine payable gold production from the Odyssey mine compared to the internal study from 2020. The 2023 Study also outlined an extension of the mine life to 2042 with a mine plan that includes approximately 9.0 million ounces of gold, including 0.2 million ounces of gold in Mineral Reserves (2.8 million tonnes grading 2.22 grams per tonne "g/t" gold), 4.8 million ounces of gold in Indicated Resources (45.5 million tonnes grading 3.31 g/t gold) and Inferred Resources of 4.0 million ounces of gold (53.5 million tonnes grading 2.32 g/t gold).

Agnico Eagle noted that the potential for further conversion of Inferred Resources is significant and expected to further add to mine life. With additional exploration, Agnico Eagle believes that mineralization will continue to be added into the overall mine plan in the coming years, with good potential to grow annual gold production and further extend the mine life.

Figure 1: Canadian Malartic Production Profile

Source: Agnico Eagle Press Release, June 20, 2023

In 2023, Agnico Eagle expects to spend approximately $21.8 million for 164,000 meters of drilling at Canadian Malartic and its adjoining properties. Approximately 95,030 meters were drilled during the first five months of 2023. Up to fifteen drills were active on Canadian Malartic and its surrounding properties during the same period, with five underground drills currently completing infill drilling on the Odyssey South deposit, four surface drills focused on completing infill drilling and transitioning to expand East Gouldie mineralization, and up to six drills active in regional exploration.

Drilling from underground in the Odyssey South deposit gradually increased during the first half of 2023 as ramp development provided access to new drill bays to test Odyssey South and Odyssey internal zones. As at May 31st, the ramp was 3,645 meters in length, reaching the bottom of the Odyssey South deposit at a depth of 578 meters. Shaft sinking activities started in March, with 55 meters completed as of June 20th. Underground infill drilling into Odyssey South continued to confirm the widths and grades of mineralization. With continued infill drilling success, Agnico Eagle’s expectation is that Probable Mineral Reserves will continue to grow and replace 2023 production from that zone. Exploration drilling from the Odyssey ramp is also increasing confidence in the adjacent Odyssey internal zones and demonstrating good continuity of gold mineralization within these internal structures. The gold mineralization encountered to date in the Odyssey internal zones has not been included in the current mine plan and could represent an attractive near-term exploration opportunity considering the zone’s proximity to existing and planned underground mine infrastructure around the Odyssey South and Odyssey North deposits. Agnico Eagle indicated that positive drill results at Odyssey internal zones show the potential to further increase production during the operation’s 2023-2028 transition period.

Exploration at the Odyssey mine in 2023 is expected to include $11.8 million for 102,000 meters of drilling focused on the following four objectives:

  Continued drilling into East Gouldie to convert additional Inferred Resources to Indicated Resources towards the outer portions of the deposit
  Testing the immediate extensions of East Gouldie to the west and at shallower depths
  Continued conversion drilling into extensions of Odyssey South; and
  Further investigate Odyssey internal zones

Select intercepts from recent drilling at Odyssey are shown in Figure 2.

Figure 2: Canadian Malartic Long Section

Source: Agnico Eagle Press Release, June 20, 2023

Agnico Eagle continues to expect to have 40,000 tonnes per day (“tpd”) of excess mill capacity starting in 2028 as processing of open pit ore and low-grade stockpiles gradually decreases and transitions to the higher-grade Odyssey underground mine. This additional mill capacity provides significant optionality for organic growth at Canadian Malartic and the greater land package. Agnico Eagle now controls 16.5 kilometers of continuous ground along the Cadillac-Larder Lake break at its Canadian Malartic and adjoining properties. Agnico Eagle has budgeted approximately $10 million in 2023 for 62,000 meters of regional exploration drilling on the Canadian Malartic, Rand Malartic, Camflo, Midway and East Amphi properties which offer potential opportunities to supplement the existing mine life with additional ore sources. Osisko holds 5% NSR royalties on East Amphi and Midway.

In addition to near-mill exploration, Agnico continues to explore the possibility of utilizing the excess mill and tailings storage capacity at Canadian Malartic to support other regional projects. Current internal studies include potential sources of ore from the Macassa near surface deposits and the AK deposit (2% NSR Royalty), the Upper Beaver project (2% NSR Royalty), other Kirkland Lake satellite deposits including Upper Canada and Anoki-McBean (2% NSR Royalties), as well as the Wasamac project. Osisko holds a $0.40 per tonne mill royalty on any ore processed at the Canadian Malartic mill that was not part of the initial Malartic property at the time of the sale to Yamana and Agnico Eagle in 2014.

Figure 3: Regional Pipeline – Cadillac-Larder Lake Break

Source: Agnico Eagle Presentation “Canadian Malartic Complex Mine Tour”, June 21, 2023

CSA Initial Deliveries and Update (100% Silver Stream and 3.0% Copper Stream)

On June 16th, Osisko Bermuda Limited (“OBL”) closed the previously announced silver purchase agreement (the “Silver Stream”) and copper purchase agreement (the “Copper Stream”) referenced to production from the CSA mine (“CSA”) with Metals Acquisition Limited (“MAC”). Deliveries of refined silver to OBL under the Silver Stream will include approximately 1,527 GEOs in respect of silver produced at CSA between February 1st and June 15th. Deliveries of refined copper to OBL under the Copper Stream will commence in June 2024. Production in the first half of 2023 was impacted by planned downtime of the process plant to complete upgrades to the grinding circuit.

On June 27th, MAC announced that it had shipped its first shipment of concentrate to customers in Asia containing approximately 2,300 tonnes of copper and 28,000 ounces of silver. MAC has identified multiple opportunities to improve productivity, optimize costs, lower cut-off grade, increase the resource and extend the mine life at CSA.

Costa Fuego Royalty Acquisition (1.0% Copper NSR Royalty and 3.0% Gold NSR Royalty)

On June 28th, Osisko announced a binding agreement to acquire a 1.0% copper NSR royalty and a 3.0% gold NSR royalty covering Hot Chili Limited’s Costa Fuego Copper-Gold Project (“Costa Fuego”) in Chile.

Costa Fuego is one of the world’s largest undeveloped copper projects, not currently controlled by a major mining company. It hosts an NI 43-101 Indicated Resource including both the open pit and underground portions of the Cortadera and Productora deposits, of 725 million tonnes grading 0.47% Copper Equivalent (“CuEq”), grading 0.38% Copper, 0.11 g/t gold, 0.45 g/t silver and 93 ppm Molybdenum and an Inferred Resource of 202 million tonnes grading 0.30% copper and 0.06 g/t gold. The June 2023 PEA projects at 16 year mine life with average annual production of 95 thousand tonnes of copper and 49,000 ounces of gold in the first 14 years.

Costa Fuego is situated at low altitude and is in close proximity to all key infrastructure requirements. An updated resource is scheduled for late 2023 and will serve as the basis for a PFS, scheduled for completion in the second half of 2024.

Gibraltar Stream Increase (87.5% Silver Stream)

On June 29th, Osisko announced an amendment to its silver stream on the Gibraltar copper mine (“Gibraltar”). Osisko and Taseko Mines Limited (“Taseko”) have amended the silver stream to increase Osisko’s effective stream percentage by 12.5% to 87.5%. Further, the step-down silver delivery threshold has been extended to coincide with Taseko’s recently updated mineral reserve estimate for Gibraltar.

Mantos Blancos Ramp Up (100% Silver Stream)

On May 3rd, Capstone Copper (“Capstone”) discussed its progress on the ramp up at Mantos Blancos, including continued focus on preventative maintenance to increase reliability and reduce downtime. Average throughput during the first quarter was 16,023 tpd (compared to 15,246 tpd in the fourth quarter of 2022). The quarter included eighteen days operating at 20,000 tpd and an average throughput rate of 19,000 tpd in February. On their first quarter conference call, Capstone indicated that higher throughput at Mantos Blancos is anticipated over the balance of the year. OBL expects to see stronger deliveries under the stream in the second half of 2023.

Capstone is currently evaluating the potential to further increase throughput of the Mantos Blancos sulphide concentrator plant from 20,000 tpd to 27,000 tpd using idled mill capacity with the potential for additional production through 2032. The Mantos Blancos Phase II feasibility study is expected to be released in the second half of 2023.

Eagle Ramp Up (5.0% NSR Royalty)

On July 5th, Victoria Gold Corp. (“Victoria”) reported second quarter production of 45,568 ounces of gold resulting in production of 83,188 ounces of gold during the first half of 2023. This represents a 47% improvement over the 56,413 ounces of gold produced in the first half of 2022. Both gold grade and metallurgical recovery continue to reconcile well against the Eagle reserve model.

Island Exploration Success (1.38% to 3.0% NSR Royalty)

On June 15th, Alamos Gold Inc. (“Alamos”) reported new results from underground drilling at the Island Gold mine, further extending high-grade gold across the deposit, including several recently defined hanging wall and footwall structures in close proximity to existing underground infrastructure. Continued exploration success within recently defined sub-parallel structures demonstrates the significant opportunities to add high-grade ounces near existing mining horizons. This includes the newly defined NS1-Zone in the hanging wall which is currently being developed and mined; the zone is beyond existing Mineral Reserves and Resources and outside of the 2023 mine plan.

A total of $14 million is budgeted for exploration at Island Gold in 2023. For the past several years, the exploration focus has been on adding high-grade Mineral Resources at depth in advance of the Phase 3+ Expansion study, primarily through surface directional drilling. This exploration strategy has been successful in tripling the Mineral Reserve and Resource base since 2017. With a 17-year mine life, and with work on the expansion ramping up, the focus has shifted to an expanded underground exploration drilling program that will leverage existing underground infrastructure. The underground exploration drilling program has been expanded from 27,500 meters in 2022 to 45,000 meters in 2023 and is focused on defining new Mineral Reserves and Resources in proximity to existing production horizons and infrastructure including along strike, and in the hanging-wall and footwall. These potential high-grade Mineral Reserve and Resource additions would be low-cost to develop and could be incorporated into the mine plan and mined within the next several years.

Seabee Update (3% NSR Royalty)

During SSR Mining Inc.’s (“SSR Mining”) first quarter conference call, it was mentioned that production during the quarter reflected an issue with underground equipment availability that negatively impacted the mine sequencing at Seabee. The issue was resolved, but grades processed were below expectations.

SSR Mining continues to advance near mine exploration at Seabee with a focus on prioritizing mineral resource conversion activities to ensure mineral reserve growth and mine life extensions in the future. They continue to evaluate early-stage exploration targets at depth below the existing Santoy mineralization as well as regional targets like Porky and Porky West that could contribute meaningfully to Seabee's longer-term production platform.

Lamaque Update (1% and 2.5% NSR Royalty)

During Eldorado Gold Corporation’s (“Eldorado”) first quarter conference call, management indicated that second quarter processing rates will increase slightly coupled with consistent grade and production for the second half of the year is expected to be stronger than the first half. Additionally, Eldorado is anticipating the delivery of the first electric haul truck in the second quarter and a second in the fourth quarter, which are expected to enhance haulage capabilities and reduce diesel consumption per tonne, lowering GHG emissions.

Eldorado also highlighted that exploration results at Ormaque continue to demonstrate the potential to increase resources. Partial results from resource conversion drilling will be incorporated in a resource update later in 2023 and a maiden reserve on Ormaque in 2024.

Renard Update (9.6% Diamond Stream)

On June 23rd, Stornoway made the decision to evacuate the Renard mine, located in central Québec, due to forest fires located 50km to the northwest of the operation.  Smoke from the fires as well as the closure of an important access road necessitated the interruption in site activities.  Mining operations resumed on July 1st and the diamond recovery plant restarted on July 4th following the reopening of the access road allowing for the resumption of transportation of natural gas and diesel necessary for operations. As a result of the temporary evacuation, we anticipate a moderate impact on deliveries from Renard in the third quarter of 2023; we also note a general softening in the diamond market over the second quarter due to high polished inventory levels and a slower economic rebound in China.

Pan Mine (4.0% NSR Royalty)

On June 21st, Calibre Mining Corp. (“Calibre”) announced assay results from the 2023 drill program at the Pan Mine in Nevada. Results at the Palomino target, located immediately south of the current open pit, indicate higher grades than the current average reserve grade of 0.4g/t gold. Currently a small amount of material at Palomino exists in Inferred Resources. The potential now exists to materially increase resource ounces, grade and confidence south of the Pan mine and the Palomino deposit remains open to the southeast and at shallow depths. Some highlight intercepts include 3.84 g/t gold over 15.2 meters, 2.08 g/t gold over 27.4 meters and 2.02 g/t gold over 27.4 meters. All drill targets are located near-surface in oxidized limestone. Given the proximity to the current open pit, and the fact that Palomino is within the permitted area, Calibre has indicated they could start mining at Palomino as early as 2024.

Windfall Joint Venture (2-3% NSR Royalty)

On June 5th, Osisko Mining Inc. (“Osisko Mining”) announced the suspension of all activities at the Windfall project due to the wildfire situation in Northern Québec. Facilities were monitored in accordance with local directives.

On May 2nd, Osisko Mining and Gold Fields Ltd. (“Gold Fields”) announced a joint venture partnership (collectively “the Partnership”) to develop and mine the Windfall Project in Québec, Canada. Gold Fields acquired a 50% interest in the feasibility stage Windfall Project (including exploration potential) on the following key terms:

  cash payment of C$300 million paid on signing;
  cash payment of C$300 million payable on issuance of key permits and,
  50/50 co-share of interim and construction capital expenditures.

Gold Fields believes the Windfall Project is on track to become a high-quality, low-cost underground gold mine with a relatively small surface footprint and considerable growth prospects along strike and down plunge, well beyond delineated Mineral Reserves and the current 10 year projected mine life set out in Osisko Mining’s December 2022 Windfall feasibility study. Drawing on more than 20 years of successful brownfields exploration and reserve growth at its Western Australian operations, Gold Fields sees the potential for a similar path to emerge at the Windfall, Urban Barry and Quévillon belts.

Property-wide regional and near-deposit exploration is already in progress, with six drills exploring targets developed by Osisko over the past seven years, including the Golden Bear, Fox and Shellian prospects. An initial exploration program developed by the Partnership includes $20 million dedicated to these and other targets.

Tintic Ramp Progress and Exploration Success (2.5% Metals Stream)

On May 17th, Osisko Development Corp. (“Osisko Development”) announced the remaining diamond drilling (“DD”) and reverse circulation (“RC”) drill results from its 2022 exploration program, announced new 2023 underground diamond drilling results and provided an overview of the ongoing 2023 exploration program at its 100%-owned Trixie test mine (“Trixie”) within the greater Tintic Project (“Tintic”). Highlights included 23.49 g/t gold and 58.79 g/t silver over 1.37 meters, 62.82 g/t gold and 231.46 g/t silver over 6.86 meters including 191 g/t gold and 707 g/t silver over 1.07 meters. Currently there are two underground diamond drill rigs in operation at Trixie conducting exploration activities.

Additionally, as of May 17th, approximately 75% of the Trixie portal and underground decline ramp had been completed and completion of the decline ramp to the main 625 level is anticipated by the third quarter of 2023, which is expected to significantly improve underground access for exploration drilling.

During 2022, Osisko Development completed an extensive review and compilation of historical data on the Tintic Project. As a result, a number of high-sulphidation epithermal gold-silver targets were identified at North Lily and Eureka Standard. Additionally, copper-molybdenum-gold porphyry targets were identified at Big Hill – a lithocap approximately 2 kilometers in strike length and 1 kilometer wide indicative of an underlying porphyry system. A strong geophysical and geochemical target was also identified to the West and at depth below Trixie. An initial program of surface drilling is planned to test Big Hill, commencing in the third quarter of 2023.

Cariboo Permitting Update (5.0% NSR Royalty)

On May 8th, Osisko Development announced the signing of two permitting agreements, the Process Charter and the Joint Information Requirements Table, reaffirming the multilateral support of and commitment by the various levels of the Government of British Columbia to advance the approval process of the Cariboo Gold Project (“Cariboo”). The target timelines established by the Process Charter, which are contingent on the issuance of the Environmental Assessment Certificate anticipated in the third quarter of 2023, contemplate a final application referral date that is aligned with the anticipated receipt of environmental permits in Q1 2024.

Taylor Update (1% NSR Royalty on Sulphide Ores)

On May 8th, South32 Limited (“South32”) announced that the Taylor project had been confirmed by the United States Federal Permitting Improvement Steering Council (FPISC), as the first mining project added to the FAST-41 process, enabling a more efficient and transparent process for federal permitting. The Taylor project, located in Southern Arizona, is currently the only advanced mine development project in the US that could produce two federally designated critical minerals: zinc and manganese. To qualify for the FAST-41 process, complex critical infrastructure projects must meet rigorous criteria to demonstrate benefit to the United States.

In a recent presentation, South32 indicated that the Taylor feasibility study and a final investment decision is on track for the second half of 2023 incorporating the revised mine development schedule, which is being optimized for the FAST-41 permitting process.

On April 23rd, along with quarterly results, South32 indicated that US$173 million had been invested at the project in the nine months ended March 2023. Construction of the second water treatment plant progressed and remained on track to be completed in the fourth quarter of 2023.

Casino (2.75% NSR Royalty)

On April 14th, Western Copper and Gold Corporation (“Western Copper”) announced the closing of the $21.3 million strategic equity investment by Mitsubishi Materials Corporation representing approximately 5.0% interest in Western Copper, to further advance the Casino Project. And subsequently, Western Copper also announced the closing of the $2.3 million subscription by Rio Tinto Canada Inc. to maintain its pro-rata interest of approximately 7.84%.

Corvette Property (2% NSR Royalty on Lithium covering the majority of drilled area)

On June 14th, Patriot Battery Metals Inc. (“Patriot”) announced further drill results from the 2023 winter drill program at the Corvette Property (“Corvette”), located in the Eeyou Istchee James Bay region of Québec. Core assays, for the drill holes reported cover the CV5 Pegmatite’s recently defined eastward extension, the high-grade Nova Zone and the recently defined westward extension. Drill hole CV23-148 targeted the Nova Zone and returned a wide and high-grade intercept of 95.3 meters at 1.62% Li2O, including 47.6 meters at 2.09% Li2O.

The high-grade result affirms the interpretation that the Nova Zone extends continuously over a strike length of at least 1.1 kilometers. Strong grades and widths were returned in drilling over the recently defined westward extension, highlighted by drill hole CV23-160A, which returned 127.7 meters at 1.78% Li2O, including 50.1 meters at 2.43% Li2O. Through the 2023 winter drill program, the CV5 Pegmatite has been traced continuously by drilling (at approximately 50 to 150 meters spacing) as a principally continuous spodumene-mineralized body over a lateral distance of at least 3.7 kilometer and remains open along strike at both ends and to depth along most of its length. Patriot expects to announce an initial mineral resource estimate at CV5 in the near term.

On June 4th, Patriot provided an update on its work programs and the impact of the current forest fire situation in Québec. Patriot temporarily ceased drilling and surface exploration field activities until the situation improves. Core continues to be processed from holes completed at Corvette in May 2023.

Tocantinzinho Gold Project (0.75% NSR Royalty)

On June 13th, G Mining Ventures Corp. (“G Mining”) provided an update on site activities for its Tocantinzinho Gold Project (“TZ”) in the State of Pará, Brazil. As at June 13th, the project was 30% complete and remained on track and on budget for commercial production in the second half of 2024. To date, 1.74 million tonnes of waste material had been excavated from the starter pit. Approximately 2.4 million tonnes of ore will be stockpiled during the pre-production period prior to mill commissioning, providing roughly 6 months of mill feed. Powerline progress has reached 41%.

On June 1st, G Mining announced it entered into a power purchase that grants Renewable Energy Certificates as assurance of the supply of renewably generated power. This will enable G Mining to produce gold ounces with Scope 1 emissions in the lowest quartile of the CO2 emissions curve when compared to similar operations in the Americas.

Marimaca Copper (1% NSR Royalty)

On June 20th, Marimaca Copper Corp. (“Marimaca”) announced a $20 million equity investment by Mitsubishi Corporation, representing a strong endorsement of the quality of the Marimaca Project. Proceeds from the investment will be used to advance and accelerate development and progress towards the feasibility study, as well as on project permitting initiatives.

On May 18th, Marimaca announced an updated Mineral Resource Estimate (“MRE”) for the Marimaca Oxide Deposit (the “MOD”). Measured and Indicated Resources for the MOD are now 200 million tonnes at 0.45% total copper (“CuT”) for 900 thousand tonnes of contained copper, in addition to Inferred Resources of 37.3 million tonnes at 0.38% CuT for 141kt of contained copper. 86% of the MOD’s total resource tonnes are now contained in the Measured and Indicated categories. The 2023 MRE incorporates 28,374 meters of new drilling data completed since the 2022 MRE released in October 2022. The MOD’s unique characteristics were maintained in the 2023 MRE, including a low strip ratio within a single constraining pit shell. Marimaca has completed 5 phases of extensive metallurgical test work and a 6th phase of metallurgical testing is underway, which is expected to define the optimized process design flowsheet ahead of the planned feasibility study, which is now expected to be released in the first quarter of 2024.

Akasaba West (2.5% NSR Royalty)

On April 27th, Agnico Eagle announced that work at the Akasaba West project commenced in September 2022 and remained on schedule for overburden removal in the first quarter of 2023, with over 670,000 tonnes of material removed to date. Construction of surface infrastructure is also progressing on schedule, including offices, a garage and water treatment facilities.

Altar Exploration Success (1.0% NSR Royalty)

On June 14th, Aldebaran Resources (“Aldebaran”) announced the completion of the previously announced top-up financing with a subsidiary of South32. South32 elected to exercise its anti-dilution rights to maintain a 9.9% equity interest in Aldebaran following the exercise of warrants announced on May 5th, 2023.

On June 7th, Aldebaran reported results from its ongoing drill campaign at Altar. ALD-23-228 hit the favourable host rock formation at approximately 750 meters depth and thereafter returned some of the highest-grade copper mineralization encountered on the project to date, demonstrating continuity with previously intersected high-grade mineralization. Highlights include 565.6 meters of 0.60% Copper Equivalent (“CuEq”) from 676 meters depth in hole ALD-23-228, including 329.6 meters of 0.80 CuEq and 198.5 meters of 0.50% CuEq from 1,040 meters depth in hole ALD-23-227, notably the hole ended in 31.5 meters of 0.69% CuEq. As at June 7th Aldebaran had re-started drilling on hole 228 to see if the higher-grade mineralization continues to depth. Aldebaran indicated that four rigs are actively drilling with assays pending.

On May 31st, Aldebaran announced results from hole ALD-23-225B, drilled to test the continuity between mineralization encountered in previously released holes and to provide another pierce point into the promising geophysical anomaly that sits below and lateral to the current resources at Altar. Results included 1,056.2 meters of 0.56% CuEq from 291 meters depth, including 951.20 meters of 0.60% CuEq from 396 meters. This drilling fills a 400 meter gap between previous holes 223 and 224. The results are higher grade than the current average grade of the mineral resource and provide additional confirmation that the mineralized footprint of the Altar system is larger than previously understood. Figure 4 shows a across section looking towards the northeast displaying significant drill results that correspond with a large geophysical anomaly spanning the Altar East and Altar Central deposits.

Figure 4: Cross Section Looking Towards the NorthEast

Source: Aldebaran Resources, May 2023

West Kenya (2.0% NSR Royalty)

On May 22nd, Shanta Gold Limited (“Shanta Gold”) announced a company-wide exploration update, including drill plans from the West Kenya Project (“West Kenya”) for 2023. Up to 26,000 meters are planned across 80 holes focused around the Isulu and Ramula deposits targeting both conversion to Indicated Resources plus resource extensions. Third party consultants have been engaged to accelerate technical studies and a workstream toward mining license application and permitting for West Kenya is underway. The 2023 exploration budget for West Kenya is up to US$10 million, consistent with previous years. Initial assay results are expected in July, with an updated Mineral Resource Estimate anticipated for the second half of 2023.

WKP (2.0% NSR Royalty)

On June 19th, OceanaGold Corporation (“OceanaGold”) announced results from the 2023 resource conversion drill program at Wharekirauponga (“WKP”) in New Zealand.

WKP is a low-sulphidation epithermal gold-silver vein system located approximately 10 kilometers to the north of OceanaGold’s Waihi Gold Mine. WKP hosts an Indicated Resource of 1.7 million tonnes grading 12.3 g/t for 0.66 million ounces of gold. Inferred Resources total 2.6 million tonnes at a grade of 7.8 g/t for 0.64 million ounces of gold, with approximately 90% of the Resources contained within the EG Vein, a hanging wall splay and three footwall veins (collectively, the "EG Vein Zone"). Resource conversion drilling remains a priority in 2023 as OceanaGold works towards growing Indicated Resources to support a pre-feasibility study in 2024.

Opportunities for both up- and down-plunge and along-strike extensions of the EG Vein remain, with high-grade intercepts remaining open. Step-out drilling in hole WKP100, the most southerly hole on the EG Vein also confirmed mineralization continues for at least a further 200 meters along strike of the currently defined southern shoot.   Highlight intercepts from drilling on the EG Vein Zone include 60.5 g/t gold over 11.1 meters, 51.3 g/t gold over 5.9 meters, 36.9 g/t gold over 8.0 meters and 53.3 g/t gold over 5.0 meters.

ADDITIONAL HIGHLIGHTS

1)   Group 6 Metals announced commercial production at the Dolphin Tungsten Mine in Tanzania and first concentrate shipment is expected in July (1.5% GRR Royalty)

2)   Westhaven Resources announced results from its drill campaign at the Shovelnose gold property, including 24.95 meters of 14.66 g/t Gold And 35.52 g/t Silver at the Franz target (2.0% NSR royalty)

3)   Brunswick Exploration announced its first set of results from its recently completed drilling campaign at the Anatacau West project, located in the Eeyou Istchee-James Bay region of Québec. Results from the first 12 holes included hole 26.5 meters at 1.51% Li2O, and 10.1 meters at 1.06% Li2O, including 4.9 m at 1.63% Li2O. (3.0% NSR royalty)

4)   Roscan Gold announced additional drill results at Kabaya in Mali including 1.62 g/t gold over 24 meters and 2.27 g/t gold over 7 meters (1.0% NSR royalty)

5)   First Majestic Silver announced that Santa Elena transitioned full mine production to the Ermitaño underground mine during the quarter (2.0% NSR royalty)

6)   Talisker Resources announced US$31.5 million financing package for Bralorne Gold Project (1.7% NSR Royalty)

7)   Eagle Mountain Mining announced that assay results from detailed maiden sampling and mapping at Oracle Ridge have identified multiple high-grade copper zones enhancing the optionality of Oracle Ridge, supporting either bulk mining or selective high-grade mining scenarios (3.0% NSR royalty)

8)   Benz Mining announced an updated MRE on the Eastmain deposit in Québec including Indicated Resources of 1.3 million tonnes of 9.0 g/t for 384koz gold and Inferred Resources of 3.8 million tonnes of 5.1g/t for 621koz gold (1.15% NSR royalty)

Q2 2023 RESULTS CONFERENCE CALL DETAILS

Osisko provides notice of second quarter 2023 results and webcast and conference call details.

Results Release:	Wednesday, August 9th, 2023 after market close
Conference Call:	Thursday, August 10th, 2023 at 10:00 am ET
Dial-in Numbers:	North American Toll-Free: 1 (888) 886 7786 Local and International: 1 (416) 764 8658 Conference ID: 63806714
Replay (available until Sunday, September 10th at 11:59 PM ET):	North American Toll-Free: 1 (877) 674 7070 Local and International: 1 (416) 764 8692 Playback Passcode: 806714#
Replay also available on our website at www.osiskogr.com

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter-end adjustments, and may change materially.

(1)   Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces earned by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period. Offtake agreements are converted using the financial settlement equivalent divided by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended June 30
	2023	2022

Gold(i)	$1,976	$1,871
Silver(ii)	$24.13	$22.60

Exchange rate (US$/Can$)(iii)	1.3428	1.2768

                  (i)   The London Bullion Market Association’s pm price in U.S. dollars.
                  (ii)   The London Bullion Market Association’s price in U.S. dollars.
                  (iii)   Bank of Canada daily rate.

(2)   Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues.

Three months ended June 30, 2023

Revenues	$60,500
Less: Cost of sales (excluding depletion)	($4,260)
Cash margin (in dollars)	$56,240
Cash margin (in percentage of revenues)	93%

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, that one-and-a-half million additional ounces of silver will be delivered to Osisko due to the extended threshold, production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Photos accompanying this announcement are available at

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